EXHIBIT 3.2
ROSS MILLER Secretary of State 204 North Carson Street, Suite 4 Carson City, Nevada 89701-4520 (775) 684 5708 Website: www.nvsos.gov	Filed in the office of /s/ ROSS MILLER Ross Miller Secretary of State State of Nevada	Document Number 20140696436-01 Filing Date and Time 10/01/14 7:13 AM Entity Number E0312932014-8

Certificate of Amendment (Pursuant to NRS Chapter 78.385 AND 78.390)

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78 .385 and 78 .390 - After Issuance of Stock)
1. Name of corporation:

HEAVENSTONE CORP.
2. The articles have been amended as follows : (provide article numbers, if available )

§3. Authorized Shares. The aggregate number of shares which the Corporation shall have authority to issue is two hundred fifty million (250,000,000), consisting of two classes to be designated, respectively, "Common Stock" and "Preferred Stock", with all of such shares having a $ .0001 par value per share . The total number of shares of Common Stock that the Corporation shall have authority to issue is two hundred million (200,000,000) shares. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is fifty million (50,000,000) shares. The voting powers, designations, preferences, limitations, restrictions, and relative, participating, optional and other rights, and the qualifications, limitations, or restrictions thereof, of the Preferred Stock shall hereinafter be prescribed by resolution of the board of directors.

3.  The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 70,000,000

4. Effective date and time of filing : (optional)	Date:	Time:
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)
X /s/ XIN LIU
Signature of Officer

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.